

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

Via E-mail
Francis Knuettel II
Chief Financial Officer
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

Re: **Marathon Patent Group, Inc.**
        Form 10-Q for the Quarterly Period Ended June 30, 2014
        Filed August 14, 2014
        File No. 001-36555

Dear Mr. Knuettel:

We have reviewed your letter dated October 1, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations, page 3

1.   We have reviewed your response and continue to believe that patent amortization expense should be classified as a cost of revenues. Regardless of whether all of the patents will ultimately generate revenue, the enforcement of such patents is directly related to your principal line of business. In this regard, we also note from your disclosure on page 7 that cost of revenues includes "expenses incurred in connection with the Company's patent enforcement activities, such as legal fees, consulting costs, patent maintenance, royalty fees for acquired patents and other related expenses," which are

similar in nature to the capitalized patent costs. Please revise to classify patent amortization expense within cost of revenues pursuant to Rule 5-03(b)(2) of Regulation S-X.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief